UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC

(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On May 12, 2026, Fusion Fuel Green PLC, an Irish public limited company (the “Company”), issued a press release announcing that it will release an investor update video  and presentation on May 27, 2026. The press release also stated that the Company expects to hold an Extraordinary General Meeting during the first half of June and plans to provide additional details regarding the matters to be voted. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Forward-Looking Statements

The press release attached as Exhibit 99.1 hereto contains “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. Such forward-looking statements include, but are not limited to, statements regarding: the planned release of the Company’s investor update video and presentation on May 27, 2026, and the strategic update to be provided therein; the Company’s strategy of building a diversified energy platform and the anticipated benefits thereof; the expected completion and benefits of the planned transaction with respect to Royal Uranium; the planned Extraordinary General Meeting and the matters to be voted on therein; the anticipated contributions of the Company’s operating subsidiaries to the Company’s operations and growth; the Company’s operational priorities and key milestones expected throughout the remainder of 2026; and the Company’s ability to identify and capitalize on market opportunities. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the risk that the anticipated transaction with respect to Royal Uranium may not be completed on anticipated terms or at all; the risk that the matters to be voted on at the Extraordinary General Meeting may not receive shareholder approval; the Company’s ability to successfully integrate acquired businesses and realize anticipated synergies; adverse changes in commodity prices, including uranium, natural gas, and liquified petroleum gas; the Company’s ability to secure additional financing on favorable terms; risks related to operating in multiple jurisdictions, including regulatory, political, and currency risks; changes in applicable laws or regulations, including those related to energy, environmental, and securities matters; the Company’s ability to attract and retain customers and execute on its commercial pipeline; risks associated with the development and commercialization of hydrogen and biomass technologies; general economic and market conditions, including the impact of inflation, interest rates, and geopolitical instability; and the risks and uncertainties described under Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 7, 2026, and other filings with the SEC. Should any of these risks or uncertainties materialize or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Exhibit No.	Description
99.1	Press Release dated May 12, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: May 12, 2026	/s/ Frederico Figueira de Chaves
Frederico Figueira de Chaves
Chief Executive Officer, Interim Chief Financial Officer and Chief Strategy Officer